[BAKER & HOSTETLER LLP LETTERHEAD]

May 7, 2007

Mr. Jason Wynn
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:                              Uranium Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 18, 2007
File No. 01-33404

Dear Mr. Wynn:

This letter is in response to the Division’s comment letter dated April 27, 2007 (“Comment Letter”), received by Uranium Resources, Inc. (the “Company”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 18, 2007.  (the “Preliminary Proxy”).  In this letter we respond to the paragraphs in the Comment Letter that pertain to the Preliminary Proxy.  The paragraph references below are to the corresponding numbered paragraphs of the Comment Letter.  A copy of the relevant numbered paragraphs of that letter is attached hereto.

Today we file revisions to the Proxy Statement to provide the disclosures recommended by the Division in its Comment Letter.

The responses to the Comment Letter are as follows:

Paragraph of Comment Letter	Response
1.	You request we add an equity compensation plan table pursuant to Item 10 of Schedule 14A. We add an equity compensation plan table to page 20 of the revised Preliminary Proxy.

2.

In the Comment Letter you request we provide further details about the amendments to our 2004 Directors’ Stock Option Plan. We expand our disclosure to explain that the Compensation Committee wants the discretion to grant options to non-employee directors to recognize and reward such non-employee directors for significant contributions that they make to the Company that are beyond the scope of normal Board duties. Such contributions would typically involve special projects or assignments where the Board member possesses special knowledge, skill or experience in a certain area and their efforts working on such projects or assignments would be of significant benefit to the Company’s shareholders. The criteria the Compensation Committee will use to determine when to grant such options and the size of such grants will be determined by a review of the activities and results of the time and effort undertaken by a non-employee director in performing activities requested by the Board of Directors. Consideration will be given related to the scope and complexity of the assignment and to the extent that the Board member’s time and effort exceeds the scope of a Board member’s normal duties and activities.

In addition to e-mailing courtesy copies, this cover letter and a redlined versions of the revisions to the Preliminary Proxy will be simultaneously filed on Edgar.  To expedite your review, I will mail via overnight courier three copies of this cover letter and three marked copies of the revised documents.

Should you have any questions regarding the responses provided herein, please feel free to contact the undersigned directly at (303) 764-4132 or via e-mail at jatencio@bakerlaw.com.

Sincerely,

A. Jeremy Atencio

cc:           Thomas H. Ehrlich

Enclosure

PARAGRAPHS FROM APRIL 27, 2007 COMMENT LETTER

Preliminary Proxy Statement on Schedule 14A.
1.	Please provide an equity compensation plan table pursuant to Item 10 of Schedule 14A.

2.

Please provide further details about the amendments to your 2004 Directors’ Stock Option Plan. For instance, please explain why you want the Compensation Committee to grant options in their discretion at any time and in any amounts to non-employee directors. Also, briefly discuss the criteria the Compensation Committee will use to determine when to grant these options and how the amounts will be decided.

[URANIUM RESOURCES, INC. LETTERHEAD]

May 7, 2007

United States
Securities and Exchange Commission
Washington, D.C.  20549-0405

Attn:  Mr. Jason Wynn

Re:                           Response to SEC Correspondence Dated April 27, 2007
Preliminary Proxy Statement on Schedule 14A filed April 18, 2007.

Dear Mr. Wynn:

In response to your letter dated April 27, 2007, we acknowledge that Uranium Resources, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosures contained in the Preliminary Proxy Statement on Schedule 14A (the “Filing”).

We further acknowledge that staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing.

We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Uranium Resources, Inc.

By:	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and
Chief Financial Officer